As filed with the Securities and Exchange Commission on August 10, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NATIONAL BANK HOLDINGS CORPORATION

(Name of Subject Company (Issuer))

National Bank Holdings Corporation

(Names of filing Persons (Offeror and Issuer))

Class A Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

633707104

62875T108

62875T207

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Zsolt K. Besskó, Esq.

Chief Administrative Officer & General Counsel

National Bank Holdings Corporation

7800 East Orchard, Suite 300

Greenwood Village, Colorado 80111

(720) 529-3336

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David E. Shapiro, Esq.

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Tel: (212) 403-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$100,000,000*	$11,620**

*                       Estimated for purposes of calculating the Filing Fee only.  This amount is based on the offer to purchase for not more than $100,000,000 in aggregate of up to 5,102,040 shares of Class A Common Stock, par value $0.01 per share, at the minimum tender offer price of $19.60 per share.

**                The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒                Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,620
Form or Registration No.:	Schedule TO-I
Filing Party:	National Bank Holdings Corporation
Date Filed:	July 6, 2015

☐                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                  Third-party tender offer subject to Rule 14d-1.

☒                Issuer tender offer subject to Rule 13e-4.

☐                  Going-private transaction subject to Rule 13e-3.

☐                  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) previously filed by National Bank Holdings Corporation (“NBHC” or the “Company”) relating to the tender offer by the Company to purchase for cash up to $100.0 million of its Class A common stock, $0.01 par value per share (the “shares”), at a price per share of not less than $19.60 and not more than $22.50 in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B), which together constitute the “tender offer”.

All information in the tender offer, including all schedules and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Items 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 10, 2015, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, on July 31, 2015.  A copy of the press release is filed as Exhibit (a)(5)(C) hereto and is incorporated by reference herein.

Item 12.              Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following Exhibit (a)(5)(C):

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(C)	Press release announcing the final results of the Tender Offer, dated August 10, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2015

NATIONAL BANK HOLDINGS CORPORATION

By:	/s/ Brian F. Lilly
	Name:	Brian F. Lilly
	Title:	Chief Financial Officer

Exhibit Index

Item 12.              Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(C)	Press release announcing the final results of the Tender Offer, dated August 10, 2015.